UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File No. 000-51305
HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST
(Full title of the plan)
HERITAGE FINANCIAL GROUP
(Name of issuer of the securities held pursuant to the plan)
310 W. Oglethorpe Boulevard
Albany, Georgia 31701
(Address of the plan and address of issuer’s principal executive offices)

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
FINANCIAL REPORT
DECEMBER 31, 2005

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
FINANCIAL REPORT
DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HeritageBank of the South
Employees’ Savings & Profit
  Sharing Plan and Trust
Albany, Georgia
          We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HeritageBank of the South Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
          Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAULDIN & JENKINS, LLC
Albany, Georgia
June 26, 2006

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments:
Mutual funds and collective trusts, at fair value	$1,181,402	$1,389,428
Deposit administration account, at contract value (Note 6)	—	46,384
Investments in sponsor’s parent company common stock, at fair value	817,067	—
Loans to participants	19,010	—
Cash and cash equivalents	47,458	—

	2,064,937	1,435,812

Receivables:
Employer contributions	3,082	1,365
Employee contributions	8,965	—
Other receivables	8,266	—
Dividends and interest	868	—

	21,181	1,365

Total assets	2,086,118	1,437,177

LIABILITIES
Other liabilities	66,085	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,020,033	$1,437,177

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 5)	$156,079
Interest and dividends	6,704

162,783

Employer contributions	95,910
Participant contributions	286,866
Rollover contributions	125,997

508,773

671,556

Deductions from net assets attributed to:
Benefits paid to participants	83,463
Administrative expenses	5,237

88,700

Net increase	582,856

Net assets available for benefits:
Beginning of year	1,437,177

End of year	$2,020,033

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION
The following description of the HeritageBank of the South Employees’ Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of the employees of HeritageBank of the South (the Bank). The Bank is a wholly owned subsidiary of Heritage Financial Group (the Company). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Employees of the Bank who have reached 20 years of age and have completed three months of employment are eligible for membership in the Plan.
Contributions
Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan. The Bank makes a discretionary matching contribution of 50% of participants’ deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via password protected internet access.
Participant accounts
Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.
Vesting
Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)
Loans to participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates comparable to rates then in effect at a major banking institution. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.
Forfeitures
At December 31, 2005, forfeited nonvested accounts totaled $2,146. There were no forfeited nonvested accounts as of December 31, 2004. The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan. Any excess forfeitures shall be allocated to remaining participants’ accounts.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant’s vested interest in his or her account, or installment payments no less frequent than annually. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES
The Plan’s significant accounting policies are as follows:
Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment valuation and income recognition
Investments in insurance company pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents approximate fair value. Investments in insurance company deposit administration contracts are reported at contract value as determined by the insurance company if the contract is fully benefit responsive or otherwise at fair value. The guaranteed investment contracts with CUNA Mutual are reported at contract value, which approximates fair value. Investments in loans to participants are reported at cost which approximates fair value. The common stock of the Plan Sponsor is valued at fair value, as determined by quoted market prices. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.
Payment of benefits
Benefits are recorded when paid.

NOTE 3.	CHANGE IN TRUSTEE AND INVESTMENT OPTION
During 2005, the Plan changed Trustees from CUNA Mutual to Bank of New York and First Banker’s Trust. Also during 2005, the Plan added as an investment option shares of Heritage Financial Group common stock, which began trading publicly in June 2005. First Banker’s Trust is the Trustee for the Plan’s investment in the common stock of Heritage Financial Group. The Bank of New York is the Trustee for all other investment assets as of December 31, 2005.

NOTE 4.	ADMINISTRATIVE EXPENSES
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Bank. Investment management and trustee fees are paid directly by the Plan.

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

Fair Value
2005:
State Street Advisors Collective Trust Funds
Equity Index/S&P 500 Fund	$191,732
S&P 500 Growth Fund	172,535
S&P 500 Value Fund	112,920
Midcap 400 Fund	141,101
Heritage Financial Group common stock, 70,926 shares	817,067

2004:
Cuna Mutual Collective Trust Funds
Multi Cap Stock Fund	$232,965
Growth & Income Fund	183,403
Balanced Fund	181,896
Stock Index Fund	180,831
Capital Appreciation Fund	162,931
Money Market Fund	110,821
International Stock Fund	96,868
Bond Funds	96,455
During the year ended December 31, 2005, the Plan’s investments appreciated in fair value as follows:

Fair value as determined by quoted market value:
Collective Trust funds	$43,526
Heritage Financial Group common stock	112,553

$156,079

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	CONTRACT WITH INSURANCE COMPANY

As of December 31, 2004, the Plan had a group annuity contract with CUNA Mutual Group which was composed of the Deposit Administration Account of $46,384 and Variable Investment Accounts of $1,389,428. Assets in the general account of CUNA Mutual Group support the Deposit Administration Account; the interest rate on the contract at December 31, 2004 was 3.75%. The Variable Investment Accounts are segregated investment accounts of CUNA Mutual Group, each of which invest its assets in shares or units of an underlying fund. Each fund is a portfolio of an investment company or unit trust.

NOTE 7.	RELATED PARTY TRANSACTIONS

Bank of New York and First Bankers Trust are trustees as defined by the Plan, and therefore, fees paid to these entities qualify as party-in-interest transactions. Fees paid by the Plan for the trust services amounted to $5,237 for the year ending December 31, 2005. Additionally, at December 31, 2005, the Plan owned $817,067 (70,926 shares) in the Plan Sponsor’s Parent Company common stock. In 2005, dividends received by the Plan on the Plan Sponsor’s stock were $3,750.

NOTE 8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.

NOTE 9.	TAX STATUS

Effective May 1, 2005, the Plan adopted a non-standardized form of a protype plan sponsored by Pentegra Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Description of Investment
	Including Maturity Date,
	Rate of Interest, Collateral	Current
	Par or Maturity Value	Value
COMMON AND COLLECTIVE TRUSTS
Pentegra Stable Value Fund	Common/Collective Trust, 9,697.70 units	$97,685
Moderate Strategic Balanced	Common/Collective Trust, 7,367.48 units	90,230
Conservative Strategic Balanced	Common/Collective Trust, 1,671.88 units	22,888
Aggressive Strategic Balanced	Common/Collective Trust, 8,283.90 units	88,928
Russell 2000	Common/Collective Trust, 1,920.95 units	41,650
Equity Index/ S&P 500	Common/Collective Trust, 826.01 units	191,732
S&P 500 Growth Fund	Common/Collective Trust, 16,850.79 units	172,535
S&P 500 Value Fund	Common/Collective Trust, 10,982.26 units	112,920
Midcap 400	Common/Collective Trust, 5,529.02 units	141,101
NASDAQ 100 Index Fund	Common/Collective Trust, 2,611.11 units	26,516
US Real Estate Investment Fund	Common/Collective Trust, 457.33 units	11,018
EAFE Index Fund	Common/Collective Trust, 4,283.98 units	71,864
Government Money Market Fund	Common/Collective Trust, 64,446.63 units	64,447
Passive Long TSY Fund	Common/Collective Trust, 4,604.29 units	47,888

Total Common/Collective		1,181,402

PLAN SPONSOR’S PARENT COMPANY COMMON STOCK
* Heritage Financial Group	Common stock, 70,926 shares	817,067

LOANS
Loan Fund	7.00% - 8.00%	19,010

CASH EQUIVALENTS
Federated Government Obligations Fund #395		47,458

Total Investments		$2,064,937

*	Represents a party in interest.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

By:	/s/ Tammy W. Burdette

Tammy W. Burdette
Chief Financial Officer
Date: June 28, 2006

EXHIBIT INDEX
Exhibit 23 Consent of Independent Registered Public Accounting Firm